UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 21, 2018

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class B Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

HYLETE, Inc. (the “Company”) has authorized an offering of its Series A-2 Preferred Stock for $1.75 per share pursuant to the terms of a Stock Purchase Agreement (the “SPA”) substantially in the form filed as Exhibit 6.1 to this report. The Company is conducting the offering of its Series A-2 Preferred Stock in reliance upon the exemption from securities registration afforded by the provisions of Rule 506(c) promulgated under Regulation D of the Securities Act of 1933, as amended (the “Act”). Purchasers in the offering will also receive warrants to purchase a number of shares of Series A-2 Preferred Stock equal to 10% of that number of shares purchased in the offering. All parties to the SPA will also become parties to the Investor Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement, each of which has been filed as exhibit to the Company’s Offering Statement on Form 1-A (File No. 24-10736). Each investor will also receive perks, including a credit on hylete.com equal to 10% of the dollar amount of the investor’s investment.

On November 5, 2018, the Company closed on an initial sale of 50,000 shares of its Series A-2 Preferred Stock for total proceeds of $87,500.

The foregoing summary of the SPA does not purport to be complete, and is qualified in its entirety by reference to the full text of the SPA substantially in the form filed as Exhibit 6.1 hereto.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc. By /s/ Ronald Wilson Ronald Wilson, Chief Executive Officer HYLETE, Inc. Date: November 21, 2018

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Exhibit Index

Exhibit No.	Description

6.1	Form of Series A-2 Preferred Stock Purchase Agreement

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